theMaven, Inc.

2125 Western Avenue, Suite 502

Seattle, WA 98121

July 7, 2017

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Joshua Shainess, Esq.

Re:	theMaven, Inc. Form 10-K for Fiscal Year Ended December 31, 2016 Filed May 10, 2017

Response Dated June 19, 2017
File No. 001-12471

Dear Mr. Shainess:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 28, 2017, setting forth comments to the Form 10-K filed by theMaven, Inc. (the “Company”) on May 10, 2017. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2016

2. Basis of Presentation, page F-7

8. Recapitalization on November 4, 2016, page F-15

9. Stockholders’ Equity, page F-15

1. We note your response to comment 8, including the table in the Exhibit depicting the beneficial ownership of officers, directors and 5% shareholders before and after the transaction. It appears Integrated’s cash infusion into theMaven prior to the transaction may have assured it control of the post-Recapitalization Board (3 out of 5 seats), thereby enabling it to enforce a substantive right to buy back substantially all of theMaven’s pre-capitalization shares for nominal consideration. Please advise us and explain to us your consideration of the terms of Integrated loans and the share buyback provisions when concluding on the appropriate accounting for the merger.

Response: When considering how to account for the transaction between Integrated and theMaven, we considered the accounting guidance for business combination in ASC 805, the guidance of the Division of Corporation Finance FAQs dated March 31, 2001 and Topic 12 of the SEC’s Financial Reporting Manual regarding reverse acquisitions.

•	Specifically, the FAQ provides that, “an operating company’s reverse acquisition with a nonoperating company having some cash has been viewed by the staff as an issuance of equity by the accounting acquirer for the cash of the shell company”.
•	Specifically, Topic 12 provides that, “The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.”

We concluded that our fact pattern was a capital transaction as stated in the SEC guidance. We did consider what the accounting would be if this was considered a business combination with Integrated as the accounting acquirer and whether it would be appropriate to record goodwill or intangible assets of theMaven’s business to reflect the fair value as indicated by the market capitalization at the closing date of the Recapitalization. As further detailed in this letter, we concluded that Integrated is not the accounting acquirer since the former shareholders of theMaven have majority voting control and the weighting of the other factors considered supports the conclusion that this is a reverse recapitalization and not a business combination.

The following is a detailed discussion of our consideration of the terms of the Integrated loans and the share buyback provisions when we determined the appropriate accounting for the merger. We believe this analysis addresses your specific question above and reconfirms the elements we considered in reaching our conclusion that the transaction was properly accounted for as a reverse recapitalization.

Integrated’s Cash Infusion into theMaven prior to the Recapitalization

Integrated (“Lender”) provided a term loan (“Note”) to theMaven (“Borrower”), with a date of August 11, 2016 and a maturity date of February 13, 2017, in the amount of $500,000. Copies of the loan documents are provided as Exhibits. The purpose of the loan was (a) to provide funding for theMaven, at the time called Amplify Media Network, Inc. (“Amplify Media”) and (b) to allow Integrated to evaluate the business of Amplify Media, and (c) if there was a positive outcome to the evaluation, to allow the parties the time to work toward the transaction was ultimately consummated on November 4, 2016 as the reverse recapitalization (“Recapitalization”). The terms of the loan did not commit either party to conclude the Recapitalization or proscribe the terms under which the Recapitalization was completed. There was no contemplation that the former Integrated shareholders would have majority control and the resulting percentage ownership that ultimately occurred was a function of the negotiated valuation agreed to between the parties.

The initial draw of $150,000 was advanced at execution of the Note with a personal guarantee from Mr. James C. Heckman, Jr. (“Mr. Heckman”), the President and largest shareholder of the Borrower and $150,000 guarantee from MDB Capital Group, LLC. An additional $350,000 was to be advanced only after Mr. Heckman provided mortgage collateral for the loan. The loan had an interest rate of 8 percent. The loan was amended three times to add collateral or to increase the amount of the loan.

•	August 25, 2016 - an amendment added additional security in the form of mortgages on real estate owned by Mr. Heckman in Whistler, British Columbia, Canada and Bainbridge Island, Washington, which provided full security to the initial loan of $500,000.
•	September 26, 2016 - an amendment increased the amount of the loan by an additional $125,000.
o	The MDB Capital guarantee was reduced to $125,000
•	October 27, 2016 - an amendment increased the amount of the loan by an additional $96,000

The terms of the Note created a creditor – debtor relationship between Integrated and theMaven secured by the personal guarantee and collateral of Mr. Heckman and an additional guarantee from MDB Capital. The Note itself does not have references to the negotiations to complete the Recapitalization, but it is clear from the Board minutes of both Integrated and Amplify Media that the parties intended that the loan would allow time to complete such negotiations. It was the intent of the Integrated directors to find a way to deploy the cash available of the non-operating shell into an operating business. They were exercising their fiduciary duty and the initial step deemed prudent, because Amplify Media was a recently formed company, was to provide the funding in the form of a loan to Amplify Media because Integrated viewed Amplify Media as having a promising business plan, management team and employees.

As a public company, Integrated’s Board of Directors specifically structured the loan to theMaven as a loan that was fully secured so that Integrated would receive cash at maturity of the Note if the negotiations toward the desired Recapitalization did not result in a consummated transaction. If the loan was not repaid then the remedies in the event of default were to pursue (a) the personal guarantee and/or (b) the mortgaged real estate collateral. The Note was not secured by the intellectual property of theMaven, but there was a covenant that theMaven would not, without prior written consent, sell or assign the business or intellectual property. This negative covenant did not give Integrated control or rights other than as a creditor. The Note did not provide Integrated with an equity interest or other ownership or control rights in theMaven. The Note did not have any rights to conversion into equity in theMaven. Upon Closing of the Recapitalization on November 4, 2016, the Note was liquidated under the terms of the Recapitalization and the collateral and personal guarantees were released.

Employment Agreements and Founder Stock Restriction Agreement

There were fourteen initial employees, primarily software development engineers, that entered into employment agreements and restricted stock agreements with theMaven dated August 1, 2016. All of these agreements were the same for each employee with one exception for Mr. Heckman, who initially was not subject to the Company’s stock buy-back option in the event of termination of service. Example agreements for Mr. Ben Joldersma, Chief Technology Officer and Mr. Heckman, CEO are provided as Exhibits. In October 2016, two other individuals entered into similar restricted stock agreements with theMaven. One of these individuals, Ross Levinsohn, became a Board member of the Company after the Recapitalization.

The Founder Stock Restriction Agreement for Mr. Joldersma and all other employees, except Mr. Heckman, provided theMaven a buy-back right if the employee’s service with the Company was terminated. This Company Repurchase Option provision was put in place as an incentive for the software development engineers to continue to work and build the intellectual property of the Company over a three-year period in order to fully vest in their shares. These type of vesting provisions are customary in equity awards utilized by the technology community to align the interests of key employees with the interest of other shareholders that supply equity capital.

The specific provision reads as follows:

“In the event of the termination of the Continuous Service… voluntary or involuntary, for any reason, the Company shall upon the date of such termination have an irrevocable, exclusive option (“Repurchase Option”) for a period of six months to repurchase all or any portion of the shares …which have not yet been released from the Company’s Repurchase Option at the original purchase price per Share.”

Under this restricted stock agreement, the shares vested over a three-year period, with one-third vesting on the anniversary date and 1/36th vesting each month thereafter. The employee had full rights as a stockholder with respect to voting and dividends from the date of the award (August 1, 2016) even though the shares were subject to the Company’s buy-back right.

The Founder Stock Restriction Agreement for Mr. Heckman was the same as the other employees except Section 4. (a) Repurchase Option was initially omitted on August 1, 2016. Note that in the Recapitalization on November 4, 2016, Mr. Heckman agreed in a revised employment agreement to a three-year vesting requirement and a Company Repurchase Option. See new Heckman Employment Agreement provided as an Exhibit.

Escrow Agreement Pursuant to the Recapitalization

Pursuant to the Recapitalization on November 4, 2016, Integrated and the stockholders of theMaven (“theMaven Stockholders”) entered into an Escrow Agreement with respect to 35 percent of the shares exchanged to provide security for (a) indemnity claims and (b) a Milestone Achievement performance condition. The escrowed shares were subject to customary indemnification claims pursuant to certain representations, warranties, and covenants in the Exchange Agreement. The escrowed shares were also subject to a performance condition related to achieving a level of unique visitors to the Company’s Sites in any calendar month on or before December 31, 2017. The performance condition and the percentage of shares to be released from the Milestone Achievement was indicated Exhibit C to the Escrow Agreement with 13% released for 1 million monthly unique visitors and increasing to 100% for 8 million monthly unique visitors. Note that the Company uses a Monte Carlo simulation to estimate the number of shares expected to be released under this Milestone Achievement performance condition and the final determination will be made as of December 31, 2017.

Composition of the Board of Directors

We have concluded that the cash infusion or the other terms of the Recapitalization, in substance, did not provide Integrated control of the post-Recapitalization Board. The former shareholders of theMaven collectively held 56.7% of the outstanding voting shares immediately upon closing of the Recapitalization on November 4, 2017. This relative interest representing majority control after the Recapitalization was negotiated and agreed to by the parties based on the relative valuation for theMaven’s operating business and Integrated’s cash. The former shareholders of theMaven also held 53.5% of the fully diluted shares. So even though the former shareholders of theMaven did not fully change out the Board at the date of the recapitalization, the voting power was there to do so. There were no voting or other agreements that prevented or currently prevents making changes to the Board.

As indicated above, the terms of the cash infusion and the Note did not provide Integrated with any rights other than as a creditor and these creditor rights were terminated upon closing of the Recapitalization.

The Board immediately after the recapitalization consisted of:

1.	James Heckman, President and CEO and largest shareholder after the Recapitalization
2.	Ross Levinsohn, former executive at Yahoo Inc. and a shareholder of theMaven
3.	Christopher Marlett, CEO of MDB Capital and former CEO of Integrated
4.	Robert Levande, Executive at MDB Capital and former Secretary of Integrated
5.	Peter Mills, who was not employed by MDB Capital and was an independent Board member of Integrated.

Note that Mr. Heckman and Mr. Levinsohn previously worked together at Yahoo Inc. and are experienced digital media and advertising executives.

The Board composition as reflected above initially had two representatives from MDB Capital, one independent director from Integrated and two directors that were part of the former shareholders of theMaven. The parties contemplated that Mr. Heckman and Mr. Levinsohn would be supplemented over a period of months with additions to the Board of Directors, who have extensive digital media advertising experience.

Each of the Integrated directors continued to serve as Directors after the Recapitalization due to the expectation that their skills were of ongoing value to the Company. Mr. Marlett and Mr. Levande, are experienced investment bankers; and also held part-time officer roles with Integrated since it was a non-operating shell company. As a condition of closing, Mr. Marlett and Mr. Levande resigned these officer positions and all the senior management roles post-Recapitalization were filled by executives from theMaven. Given that the Company continues to need to raise additional capital having Mr. Marlett and Mr. Levande on the Board provides on-going value. In fact, in April 2017 the Company closed a private placement raising gross proceeds of $3.7 million, with MDB Capital as placement agent for that financing. Mr. Mills, an experienced technology and financial executive, also provides ongoing value post-Recapitalization with his knowledge of accounting, finance and technology. For these reasons, the former shareholders of theMaven as controlling shareholders after the Recapitalization believed that retaining the ongoing services of Mr. Marlett, Mr. Levande and Mr. Mills was not for purposes of maintaining control of the combined company but reflected the expected value they can provide to theMaven.

In May 2017, a sixth Board member, Josh Jacobs, was added with extensive advertising expertise and pre-existing relationships with Mr. Heckman and Mr. Levinsohn. On July 5, 2017, Robert Levande resigned from the Board for personal reasons. This brings the board to two Board members from Integrated and three from theMaven. We expect that prior to the end of 2017, a replacement for Mr. Levande and a seventh Board member will be added that will reflect that the shareholder voting control resides with the former shareholders of theMaven. So even though the composition of the Board did not initially consist of a majority of members from theMaven at closing, the changes to the Board since then reflect the unfettered shareholder voting power of the former shareholders of theMaven.

Determination of the Accounting Acquirer

We concluded that transaction was a reverse recapitalization because the preponderance of the indicia of control was with the former shareholders of theMaven and not with the shareholders of Integrated. We understand the guidance of the Division of Corporation Finance FAQs dated March 31, 2001 which provides that “an operating company’s reverse acquisition with a nonoperating company having some cash has been viewed by the staff as an issuance of equity by the accounting acquirer for the cash of the shell company”. This same guidance is in Topic 12 of the SEC’s Financial Reporting Manual which provides that, “The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.”

The following items, based on the criteria regarding reverse acquisitions in ASC 805-10 and ASC 810-10, were evaluated and considered:

1.	The relative voting rights in the combined entity - The former shareholders of theMaven had majority voting control of 56.7% of issued and outstanding shares.
2.	The existence of a large minority voting interest -There were no minority interests that could effectively block the majority voting control of the former shareholders of theMaven.
3.	The existence options, warrants and convertible securities- The derivative securities, options and warrants, were held such that on a fully diluted basis the former shareholders of theMaven held 53.5% of fully diluted shares, which still represents majority voting control
4.	The existence of any unusual or special voting arrangements - There were no special voting arrangements or proxies that limited the voting power of the former shareholders of theMaven. The Recapitalization did not provide the former Integrated shareholders with any operative rights or protective rights that provided the former Integrated shareholders special voting arrangements that were superior to the rights held by the former shareholders of theMaven.
5.	The composition of senior management – The executives of the combined company consisted entirely of former shareholders of theMaven.
a.	The officers of Integrated, (Marlett and Levande) resigned and ceded operational management to the former shareholders of theMaven.
6.	The composition of the governing body – ASC 805 provides that, “The acquirer is the combining entity whose owners have the ability to elect or to appoint or to remove a majority of the members of the governing body of the combined entity.” As described above, the former shareholders of theMaven had the ability to elect or to appoint or to remove a majority of the Board of Directors.
7.	The entity that pays a premium over the pre-combination fair value – The public trading price after the transaction was announced resulted in a market capitalization that significantly exceed the pre-transaction value that Integrated was trading as a non-operating shell at the net book value of its cash.
8.	The larger entity - The relative size of theMaven, a total of 14 employees, was substantial compared with Integrated, a non-operating shell. As of June 30, 2017, the total employee count has grown to 25.
9.	Which entity initiated the transaction – As described above, Integrated desired to deploy its cash; however, it was James Heckman, the CEO of theMaven, who approached Integrated to make an investment into theMaven.

We have considered your question whether Integrated’s cash infusion may have assured control of the post-Recapitalization Board that would enable it to enforce a substantive right to buy back substantially all of theMaven’s pre-capitalization shares for nominal consideration. In addition to the explicit reasons regarding the indicia of control listed as items 1 to 7 above, we believe that there is also an implicit reason that makes the posited question contrary to the rationale for the Recapitalization. Integrated, as a non-operating shell company, desired to deploy its cash assets into an operating business with a strong management team and other employees building intellectual capital. Thus, the Recapitalization benefited both theMaven and Integrated because theMaven management team and the engineering development team were incentivized to stay and execute on the business plan.

As explained above, all employees of theMaven, including Mr. Heckman, had employment agreements and restricted stock agreements with three-year vesting conditions that aligned their interests with shareholders through continued service to the post-Recapitalization company. The Repurchase Option could only be exercised if an employee terminated service. It would be counter-intuitive for the Board of Directors to intentionally terminate employee(s) in order to buy-back shares for nominal consideration, and by doing so, effectively sterilize the ability of theMaven to implement its business plan. In fact, it has been necessary to add employees to execute on the business plan. As noted above, the former shareholders of theMaven collectively controlled shareholder voting power sufficient to change the composition of the Board and thus prevent a scheme to intentionally terminate employees to enforce a buy-back right that would harm the value of the post-Recapitalization company. The controlling shareholders of theMaven believed that the legacy directors of Integrated provide demonstrable value to the Company and this is the reason they were chosen to continue to serve as Board members. Any contemplation that the Board would act contrary to the purposes of the Recapitalization, bringing together theMaven’s operating business with Integrated’s cash, would be extremely detrimental to the Board’s economic interests and shareholder value and would likely be a violation of the Board’s fiduciary duty to act in the best interest of all public shareholders.

In conclusion, we believe that we have properly accounted for the transaction as a reverse recapitalization.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (206) 947-2472.

Sincerely,

Martin Heimbigner, Chief Financial Officer

cc:	Andrew D. Hudders, Esq.